SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                   ALTEON INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title and Class of Securities)

                                   02144G-10-7
                                 (CUSIP Number)

                                October 27, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02144G-10-7                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     IB PARTNERS MANAGEMENT, INC., IRS number 74-3092655,
       As general partner on behalf of:

     InvestBio Partners, L.P., IRS number 74-3092654, and
     InvestBio Short Term Opportunity Fund, L.P., IRS number 20-1477796.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    2,825,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            2,825,000
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,825,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IB Partners Management, Inc.-  CO
     InvestBio Partners, L.P. and InvestBio Short Term Opportunity Fund-  PN
--------------------------------------------------------------------------------


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
CUSIP No. 02144G-10-7                                          Page 3 of 9 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott L. Mathis
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    2,825,000
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          0
    EACH       -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            2,825,000
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,825,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.8%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN, HC (control person)
--------------------------------------------------------------------------------

CUSIP No. 02144G-10-7                                          Page 4 of 9 Pages


Item 1(a).  Name of Issuer:

            Alteon Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            6 Campus Drive, Parsippany, NJ  07054

Item 2(a).  Name of Person Filing:

                  (i)   IB Partners Management, Inc.

                  (ii)  InvestBio Partners, L.P.

                  (iii) InvestBio Short Term Opportunity Fund, L.P.

                  (iv)  Scott L. Mathis

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            500 Fifth Avenue, 56th Fl., New York, NY  10110

Item 2(c).  Citizenship:

            Not Applicable.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value.

Item 2(e).  CUSIP Number:

            02144G-10-7

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   |_|  Broker or Dealer registered under Section 15 of the Act.

      (b)   |_|  Bank as defined in Section 3(a)(6) of the Act.

      (c)   |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

      (d)   |_|  Investment Company registered under Section 8 of the Investment
                 Company Act.

      (e)   |_|  Investment Adviser registered in accordance with Rule
                 13d-1(b)(1)(ii)(E).


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
CUSIP No. 02144G-10-7                                          Page 5 of 9 Pages

      (f)   |_|  Employee Benefit Plan or Endowment Fund in accordance with Rule
                 13d-1(b)(1)(ii)(F).

      (g)   |_|  Parent Holding Company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

      (h)   |_|  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

      (i)   |_|  A church plan that is excluded from the definition of an
                 investment company under Section 3(c) (14) of the Investment Company Act of 1940.

      (j)   |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                 If this Statement is filed pursuant to Rule 13d-1(c), check this box |X| .


Item 4.     Ownership.

            (a)   Amount beneficially owned: 2,825,000

            (b)   Percent of Class: 5.8%

            (c)   Number of Shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 2,825,000

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,825,000

                  (iv)  Shared Power to dispose or to direct the disposition of:
                        0

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

CUSIP No. 02144G-10-7                                          Page 6 of 9 Pages

Item 8.     Identification and Classification of Members of the Group.

            See Exhibit A

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

Date: November 5, 2004                    IB PARTNERS MANAGEMENT, INC.,


                                          By: /s/ Scott L. Mathis
                                              ----------------------------------
                                              Name: Scott L. Mathis
                                              Title: President

                                          INVESTBIO PARTNERS, L.P. and
                                          INVESTBIO SHORT TERM
                                             OPPORTUNITY FUND, L.P.


                                          By: IB PARTNERS MANAGEMENT, INC.,
                                                General Partner

                                          By: /s/ Scott L. Mathis
                                              ----------------------------------
                                              Name: Scott L. Mathis
                                              Title: President


                                                /s/ Scott L. Mathis
                                                -------------------------------
                                                Scott L. Mathis, Control Person

                                    EXHIBIT A

                IDENTIFICATION AND CLASSIFICATION OF JOINT FILERS

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the reporting persons making this joint filing are identified and classified as follows:

         Name                                   Classification
         ----                                   --------------

IB Partners Management, Inc.                    Corporate general partner of
                                                InvestBio Partners, L.P. and
                                                InvestBio Short Term Opportunity
                                                Fund, L.P.

InvestBio Partners, L.P.                        Partnership

InvestBio Short Term Opportunity Fund, L.P.     Partnership

Scott L. Mathis                                 Individual and control person of
                                                IB Partners Management, Inc.

                                                                       EXHIBIT B

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

      This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder maybe filed on each of their behalf on Schedule 13G or 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k) (1).

                                          IB PARTNERS MANAGEMENT, INC.,


                                          By: /s/ Scott L. Mathis
                                              ----------------------------------
                                              Name: Scott L. Mathis
                                              Title: President

                                          INVESTBIO PARTNERS, L.P. and
                                          INVESTBIO SHORT TERM
                                             OPPORTUNITY FUND, L.P.


                                          By: IB PARTNERS MANAGEMENT, INC.,
                                                 General Partner

                                          By: /s/ Scott L. Mathis
                                              ----------------------------------
                                              Name: Scott L. Mathis
                                              Title: President


                                                /s/ Scott L. Mathis
                                                --------------------------------
                                                Scott L. Mathis, Control Person

                                                                       EXHIBIT C

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Alteon Inc.
Common Stock
2,825,000 shares

Scott L. Mathis and IB Partners Management, Inc. each disclaim beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by InvestBio Partners, L.P. and InvestBio Short Term Opportunity Fund, L.P.